TSX.V:GNG
www.goldengoliath.com

Golden Goliath Exploration Update

Vancouver, Canada, February 29, 2012

Golden Goliath Resources Ltd. (TSX V:GNG) (US:GGTH-F) For immediate release

Golden Goliath is pleased to announce that exploration work on the Company’s wholly-owned Nopalera property is progressing very well. Surface work, including geology, geophysics and geochemistry is delineating targets for the first ever diamond drilling program on the property, to be undertaken as soon as drill target definition is complete.

Nopalera is a large claim located on the east side of the past-producing Uruachic mining camp which is adjacent on its east side to the important new gold discovery by Fesnillo PLC called Orisyvo. Orisyvo already has a stated resource of over 9 million ounces of gold (source Fresnillo Website). Fresnilo PLC’s sister company, Peñoles has now surrounded the entire Uruachic district with its own claims (see map). As a result of this important discovery, the gravel access road leading to the area is being paved.

Orisyvo is a buried, high sulphidation gold system deposit related to a dacite porphyry, with a surface expression that includes silicification, specific clay alteration, abundant vuggy quartz and certain anomalous trace elements. Surface mapping and geochemistry on Nopalera, including clay mineral analysis using a Terraspec system, has delineated several zones with similar geology and alteration products to those found at Orisyvo, including vuggy quartz, lithocaps and an intrusive dacite porphyry, along with anomalous gold and pathfinder trace elements. Some of the zones discovered to date are over 300 metres in length.

The exploration work conducted so far presents strong evidence that the Nopalera property may host a high sulphidation gold deposit at depth that is similar to the discovery at Orisyvo. Due to the success of the surface program in identifying significant new zones, the drill program originally planned for the first quarter of 2012 has been postponed to allow for the testing of additional drill targets in the newly discovered zones.

In the northwest corner of the Uruachic camp, diamond drilling continues on the Company’s Corona property which is currently under option to Comstock Metals Inc. This 7,000 metre drill program should continue throughout the month of March.

On the Company’s Las Bolas property, which is adjacent to Nopalera in its west side, preparations are under way for field work by a wholly owned Mexican subsidiary of AgnicoEagle Mines Ltd., under the terms of the recently approved Earn-In and Shareholders agreement. Under the terms of the Agreement, Agnico must spend a minimum of $500,000 in exploration on the property this year.

Golden Goliath’s CEO Paul Sorbara comments: “We are very pleased with the high level of activity in the Uruachic district and on our claims in particular, including multiple drilling programs with Nopalera yet to come. The surface results on Nopalera are very exciting, withnew zones still being recognized; they have the crew pumped. The infrastructure and access improvements being done by the government and Fresnillo will also be a great help to us. It should be a great year for Golden Goliath.”

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

FOR MORE INFORMATION CONTACT:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604)-682-2950

Email: jps@goldengoliath.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

URUACHIC MINING DISTRICT

Figures to Accompany GNG News Release February 29, 2012

La Reforma
San Timoteo
Nueva Union
Las Bolas/Los Hilos
Agnico-Eagle Earning-In
Nopalera
Bufalos
La Barranca
ORISYVO
Corona
GNG/Comstock JV
Oteros

LEGEND

Yellow – GNG 100% owned properties

Blue – Fresnillo/Peñoles property outline

Black – Other

USA
Uruachic Mining District
MEXICO

LOCATION OF URUACHIC MINING DISTRICT